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EXHIBIT 12.1

Indalex Holdings Finance, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Predecessor 1			Predecessor 2		Successor
			Fiscal Year Ended December 31, 2005		Fiscal Year Ended December 31, 2006
							Fiscal Year Ended
	Fiscal Year Ended		Period from January 1, 2005 to March 31, 2005	Period from April 1, 2005 to December 31, 2005	Period from January 1, 2006 to February 1, 2006	Period from February 2, 2006 to December 31, 2006
	December 31, 2003	December 31, 2004					December 31, 2007
Earnings:
Pre-tax income (loss) from continuing operations	$22,049	$37,443	$9,361	$15,612	$2,342	$(32,621)	$(13,183)
Less AAG equity income	$(7,869)	$(14,807)	$(1,557)	$(9,380)	$(643)	$(11,841)	$(8,937)
Plus AAG Dividend	$3,152	$—	$4,602	$—	$—	$4,891	$5,895
Fixed charges (from below)	$10,860	$10,918	$1,758	$5,599	$209	$39,495	$38,574
Earnings available for fixed charges	$28,192	$33,554	$14,164	$11,831	$1,908	$(76)	$22,349
Fixed charges:
Interest expense (including debt issuance costs amortized to interest expense)	$8,659	$8,587	$1,208	$3,901	$24	$37,965	$37,043
Capitalized interest	$—	$—	$—	$—	$—	$—	$—
Interest component of rent expense	$2,201	$2,331	$550	$1,698	$185	$1,530	$1,531
Total fixed charges	$10,860	$10,918	$1,758	$5,599	$209	$39,495	$38,574
Ratio of earnings to fixed charges	2.6	3.07	8.06	2.11	9.13	0.00	0.58

Fixed charges include interest expense (including amortization of deferred financing costs) and an estimate of operating rental interest expense, approximately 30%, which management believes is representative of the interest component. Earnings before fixed charges were inadequate to cover fixed charges by $39,571 in the period from February 2, 2006 to December 31, 2006; and were inadequate to cover fixed charges by $16,225 in the year ended December 31, 2007.

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  EXHIBIT 12.1
Indalex Holdings Finance, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)